Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SapientX Inc.
4600 Smith Grade Road
Santa Cruz, CA 95060
https://www.sapientx.com/

Up to $4,177,800.90 in Series Seed-3 Preferred Stock at $0.65
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SapientX Inc.
Address: 4600 Smith Grade Road, Santa Cruz, CA 95060
State of Incorporation: DE
Date Incorporated: April 06, 2016

Terms:

Equity

Offering Minimum: $9,999.60 | 15,384 shares of Series Seed-3 Preferred Stock
Offering Maximum: $4,177,800.90 | 6,427,386 shares of Series Seed-3 Preferred Stock
Type of Security Offered: Series Seed-3 Preferred Stock
Purchase Price of Security Offered: $0.65
Minimum Investment Amount (per investor): $100.75

Investment Incentives*

$500+ | Tier 1

Beta Access - Join our test team for early access to our Sage multi-languages assistant and get a copy of our team t-shirt.

$1,000+ | Tier 2

Previous Tier + a custom SapientX leather key fob from Etsy made for us in Canada.

$2,500+ | Tier 3

Previous Tier + a quarterly update call with the founder David Colleen, CEO.

$5,000+ | Tier 4

Previous Tier + an invitation to a picnic lunch at FlipJack Ranch (www.flipjackranch.com) in the Santa Cruz Mountains with David Colleen. David will autograph your t-shirt if you're not careful.

$10,000+ | Tier 5

Previous Tier + a full day at Flipjack Ranch with founder David Colleen to discuss product ideas and the design of voice systems for Fortune 500 customers. The day will wind up with a farm-to-table dinner at the camp ring.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

SapientX, a Delaware C corporation, was founded by longtime friends, David Colleen, Bruce Wilcox, and Maclen Marvit. We wanted to go beyond the keyword-based chatbots used by voicemail systems to make a voice technology that could interact with users naturally like they were talking to their best friend. Today, we are working with companies that make cars, appliances, smart home devices, and vending machines to voice-enable a new generation of products.

Our core product is conversational A.I. (artificial intelligence) software that we license to companies to give a voice and intelligence to their products. We sell directly to these companies as well as selling through channel partners.

Competitors and Industry

The Voice A.I. market reached close to $11 billion in 2019 (Source: Statista). According to analysts at Arizton, the global smart voice assistant speaker market will cross $4 billion in terms of revenue, growing at a CAGR more than 30% during the forecast period 2016-2022. The analysts also forecast that the global voice assistant speaker market will witness growth in terms of shipment. The market is likely to grow at a CAGR of 43.7% in terms of unit shipment during the forecast period.

Nuance built and dominated the voice interface market for 39 years. Their system is keyword-driven and no longer state of the art. They were purchased by Microsoft in June 2021 for $19.7 B. In 2019, Nuance spun off Cerence to focus on the auto market. Their software ships in most American cars. JD Powers tested the voice systems, in American cars, and found them to have less than 40% accuracy.

Newcomer SoundHound pivoted into the voice interface market in 2016. While they have raised a lot of money, their software performs poorly in our tests.

Some competitors in our space include:

- Auto Industry: German Auto Labs, Cognigy, Snaps

- Smart Home Industry: Mycroft, Sensory

- Digital Signage Industry: Samsung, Oben, Soul Machines

- Health Industry: Sensely, Kore, YourMD

Current Stage and Roadmap

Our software is complete and mature. An earlier version of our software was used in the Talking Angela iPhone app resulting in 65 million downloads and a billion-dollar exit for game company Outfit 7. We also work with companies in pre-production to customize the characters, what they say, and then get it to work with their existing hardware and software. Our goal for 2022 is to begin shipping in our customers' products.

The Team

Officers and Directors

Name: David Colleen

David Colleen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Chairman of the Board
  Dates of Service: April 06, 2016 - Present
  Responsibilities: Oversees company operations. David currently receives an annual salary compensation of $147K for his role as CEO.

Name: Patricia E. Glovsky

Patricia E. Glovsky's current primary role is with Polygon Capital, LLC. Patricia E. Glovsky currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 08, 2020 - Present
  Responsibilities: Company guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

- **Employer:** Polygon Capital, LLC
  Title: Managing Partner & Founder
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Responsible for activities related to M&A and capital raising.

Other business experience in the past three years:

- **Employer:** Eaton Square
  Title: Principal
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Responsibilities related to being a capital advisor.

Other business experience in the past three years:

- **Employer:** Polygon Capital Advisors, LLC
  Title: Managing Partner & Founder
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Responsible for activities related to M&A, capital raising and being a FINRA registered broker-dealer.

Name: Robert N. Blair, MIEEE, M.Inst.P (London)

Robert N. Blair, MIEEE, M.Inst.P (London)'s current primary role is with Sapien Ventures Ltd, AUSTRALIA . Robert N. Blair, MIEEE, M.Inst.P (London) currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 08, 2020 - Present
  Responsibilities: Company guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

- **Employer:** Sapien Ventures Ltd, AUSTRALIA
  Title: Consultant
  Dates of Service: February 01, 2017 - Present
  Responsibilities: Company guidance

Other business experience in the past three years:

- **Employer:** Linqto Inc.
  Title: Board Member
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Company guidance

Other business experience in the past three years:

- **Employer:** S-LSI, Inc.
  Title: Consultant
  Dates of Service: April 01, 2014 - Present
  Responsibilities: Company guidance

Other business experience in the past three years:

- **Employer:** CoreMobile, Inc.
  Title: Advisor
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Company guidance

Other business experience in the past three years:

- **Employer:** RNB International
  Title: Founder & Owner
  Dates of Service: January 01, 1993 - Present
  Responsibilities: Overseeing company operations

Name: Drue Freeman

Drue Freeman's current primary role is with Sand Hill Angels. Drue Freeman currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 08, 2020 - Present
  Responsibilities: Company Guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

- **Employer:** Silicon Catalyst
  Title: Advisor
  Dates of Service: November 01, 2016 - Present
  Responsibilities: Company guidance

Other business experience in the past three years:

- **Employer:** Sand Hill Angels
  Title: Board Director & Investor
  Dates of Service: August 01, 2016 - Present
  Responsibilities: Company guidance

Other business experience in the past three years:

- **Employer:** Independent
  Title: Consultant, Advisor, & Investor
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Company guidance

Other business experience in the past three years:

- **Employer:** BWG Strategy LLC
  Title: Participant
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Networking

Other business experience in the past three years:

- **Employer:** Association for Corporate Growth Silicon Valley
  Title: CEO
  Dates of Service: March 01, 2018 - April 01, 2020
  Responsibilities: Overseeing company operations

Name: Ghulam Nasir Kahn

Ghulam Nasir Kahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Engineering management. Ghulam works 40 hours per week for SapientX. He currently receives salary compensation of $60/hr and is vesting 100,000 stock options on a 4-year schedule.

Other business experience in the past three years:

- **Employer:** Senior Engineer
  Title: Luxoft
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Development of applications, managing a team, making sure all the deadlines are met.

Other business experience in the past three years:

- **Employer:** Pixpremium GmbH
  Title: Software Engineer
  Dates of Service: October 01, 2015 - August 01, 2018
  Responsibilities: Development and maintenance of applications.

Other business experience in the past three years:

- **Employer:** Innovative Minds
  Title: Founder & CTO
  Dates of Service: June 01, 2011 - March 01, 2015
  Responsibilities: Making sure the development team has everything they need, deciding on the technologies, communicating with customers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-3 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series Seed-3 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering stock in the amount of up to $4.2 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series Seed-3 Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

SapientX Inc. was formed on April 6, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SapientX has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SapientX is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SapientX or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SapientX could harm our reputation and materially negatively impact our financial condition and business.

We have limited operating history, which makes an evaluation of our business based on past operating results difficult.

The Company has a limited operating history from which investors may evaluate the likelihood of successful performance of the Company. An investor in the Company must consider the risks and difficulties frequently encountered by companies in the early stages of development, especially companies in a rapidly changing market like the consumer and technology services markets. These risks and difficulties include our ability to: • Respond effectively to the offerings of competitors; • Increase awareness and market penetration of our brand and the services we offer; • Maintain our existing, and develop new, strategic partners and relationships; • Continue to develop and upgrade our services; and • Attract, retain and motivate qualified personnel. We

cannot assure you that our business strategy will be successful, or that we will successfully address these risks or difficulties. If we fail to adequately address any of these risks or difficulties, our financial conditions and opportunities for growth will suffer.

The Company is dependent on its key personnel and its ability to hire or retain additional personnel.

The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services could adversely affect the Company's ability to achieve its business plan. The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. There is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.

We are dependent upon the proceeds of this Offering or alternative forms of financing to implement our business plan.

As an early stage business, we are dependent upon this Offering and other outside financing in order to implement our business plan and complete development and commercial implementation of our software and services. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on us. In addition to this Offering, we may pursue alternative methods of raising funding, including, without limitation, funding from venture capital firms and select private investors and vendors who are partnering with us in the development of our marketplace, as well as subordinated debt from lenders and private individuals and senior bank debt. We will pursue the most advantageous source(s) of funding for the Company and its shareholders at the most attractive terms. As of the date of this Memorandum, we have no commitments for any interim or permanent financing, including any credit facility, and no assurance that any such financing will become available or, if available, at an interest rate or other terms that will be favorable to the Company. If available, such financing may result in the imposition of restrictions on the Company's future borrowings and operating policies and dilute the ownership of investors and management. If less than the Maximum Amount is sold in this Offering, and we are unable to obtain alternative sources of financing in the future as described above, our operations could be constrained. You will have little or no control over the actions and business decisions of the Company.

Your shares may be diluted without your approval.

The Company is managed by its Board of Directors and Officers in accordance with the terms of the Company's Certificate of Incorporation and Bylaws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, and assuming the sale of the Maximum Amount, the Company's executive officers may own a majority of the Company's issued and outstanding shares. These

shareholders, if they acted together, could exert significant influence over all matters requiring shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your shares. These actions could be taken even if they are opposed by other investors, including you.

The Company may alter the use of proceeds in this Offering without notice to you or your approval.

The Use of Proceeds described in the Offering Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

The Company expects to incur significant operating losses.

The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations. If the Company's future revenues do not offset these expected expenses, the Company will not be profitable. Furthermore, if the Company's opera

The Company's product development and sales cycle are unpredictable.

The length of the Company's product development and sales cycles may be greater than originally expected. The Company may experience delays in future product development and sales. These delays could have a material adverse effect on the amount and timing of future revenues. Because the Company's sales cycle could be a lengthy process, the accurate prediction of future revenues from new customers is difficult. Furthermore, there can be no assurance that the product development schedule for the Company's products will not be changed or delayed. In addition, the Company's future success may also depend in part on its ability to sell additional features to its customers. This may require increasingly sophisticated and costly sales efforts. If these efforts are not successful, the Company's business may suffer. All of these factors make it difficult to predict future revenue.

The Company may suffer from alleged infringement of proprietary rights.

If there are new entrants into the Company's market that directly compete with us, the possibility of an intellectual property claim against the Company grows. The Company's applications and technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing the Company's business plan. An adverse determination could also prevent the Company from offering its products and services to others.

The rapid pace of technological change may adversely affect the Company.

The industry in which the Company operates is subject to rapid technological change. The introduction of new technologies, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in the Company's target markets. The Company may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis. Because of the rapid technological changes of the Company's industry, the Company's products, services, and enhancement offerings may have a shorter life than anticipated. Revenue from such products may decline faster than anticipated, and if the Company's new products, services and enhancements are not accepted by the Company's customers or the target markets as anticipated, if at all, the Company's business and operating results may be materially and adversely affected.

Rapid Marketplace Changes.

To succeed in the future, we must continue to respond promptly and effectively to market changes and potential competitors' innovations. There can be no assurance that our current or potential competitors will not develop products comparable or superior to ours in terms of price and performance features. In addition, no assurance can be given that we will not be required to make substantial additional investments in connection with our research, development, marketing, sales and customer service efforts in order to meet a competitive threat, or that we will be able to compete successfully in the future.

The Company may not be able to properly manage growth.

The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, the Company's business may be harmed. To manage the expected growth of the Company's operations and personnel, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures. The additional headcount and capital investments will increase its cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term. If the Company fails to successfully manage its growth, the Company will be unable to execute its business plan and its results will suffer. The Company's sales and profitability may be affected by changes in economic, business or industry conditions. If the economic climate in the United States or abroad deteriorates, potential customers could reduce or delay their expenditures. Reduced or delayed expenditures could limit the Company's sales and profitability. In this environment, the Company's potential customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the

purchase of the Company's products and professional services. This may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in downward price pressures, causing the Company's revenues and profitability to be lower than expected. In addition, general economic uncertainty makes it difficult to predict changes in the purchasing requirements of the Company's potential customers and the markets served by the Company.

Unproven Market Acceptance.

Although the Company believes there is a need for the products and services proposed to be offered by the Company, its management is unable to guarantee (i) the level of market acceptance those products and services will achieve and (ii) the number of customers willing to pay for the Company's products and services.

General Risk of Insolvency.

Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering.

An investment in the Company is speculative.

Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this Memorandum and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the securities offered hereby.

Absence of Regulatory Oversight.

The securities offered hereby have not been approved or disapproved by the SEC, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Memorandum. The securities offered hereby have not been registered under the Securities Act, or the securities laws of any state and are being offered and sold in reliance on exemptions from the registration requirements of those laws.

No Minimum Capitalization.

No minimum level of capital is required to be maintained by the Company. As a result of losses or withdrawals, the Company may not have sufficient capital to continue its operations and achieve the results projected in its business plan.

Loss of Entire Investment.

The purchase of securities of the Company is a highly speculative investment, subject to substantial uncertainties. The financial position of any investor should be such that a complete loss of the investment in the securities will not represent a material loss to such investor.

COVID-19.

The Company may be affected by the impact of the current pandemic in obvious and not yet obvious ways. It's impossible to predict the duration and the degree of impacts from COVID-19 and related issues.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Planet 9 Studios, Inc. (100% owned by David Colleen)	7,050,000	Common Stock	57.85%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,427,386 of Series Seed-3 Preferred Stock.

Common Stock

The amount of security authorized is 19,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,838,916 shares to be issued pursant to stock options issued.

The total amount outstanding includes 161,084 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 815,750 with a total of 815,750 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-1 Preferred Stock

The amount of security authorized is 90,000 with a total of 90,000 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of

their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-2 Preferred Stock

The amount of security authorized is 1,280,998 with a total of 183,833 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such

amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-3 Preferred Stock

The amount of security authorized is 6,427,387 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-3 Preferred Stock.

Material Rights

There are no material rights associated with Series Seed-3 Preferred Stock.

What it means to be a minority holder

As a holder of Series Seed-3 Preferred Stock, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $407,875.00
  Number of Securities Sold: 815,750
  Use of proceeds: product development, patents, sales and marketing
  Date: November 05, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $45,000.00
  Number of Securities Sold: 90,000
  Use of proceeds: product development, patents, sales and marketing
  Date: July 01, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock

Type of security sold: Equity
Final amount sold: $822,198.00
Number of Securities Sold: 1,281,000
Use of proceeds: product development, patents, sales and marketing
Date: June 25, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended January 31, 2021 compared to year ended January 31, 2020

Revenue

Since the Company is currently pre-revenue, it had $0 in revenue in 2021 and $530 in 2020. The $530 was a reimbursement from a customer for some hardware.

Expenses

The Company's total operating expenses decreased to $398,443 in 2021 from $465,917 in 2020 due to somewhat reduced sales and marketing activities due to COVID-19. Wages and related expenses, along with professional fees, remained about flat. Operating expenses increased by $30,336. Programming and development costs decreased by $56,484. General and administrative expenses decreased by $22,118. Amortization expenses decreased by $29,722.

Historical results and cash flows:

We are currently a pre-revenue company working to establish our first product licensing revenues. Until that time, we seek to defray part of our prototype engineering costs through customer paid fees. Based on current proposals, we hope to achieve $200k of fee revenue this year with the hopes of getting our first licensing revenue in 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2021, the Company has capital resources available in the form of a line of credit for $28,092, an available shareholder loan in the amount of $100K, and $55K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds being raised are not currently critical to our operations but they could be.

The funds are being used to:

1. Extend our runway.

2. Protect us against economic downturn.

3. And if we raise enough money, to more aggressively sell and market to our target markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has raised, approximately 77% will be made up of funds raised from this crowdfunding campaign, if we reach the maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current working capital is sufficient to last until the end of 2021. If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 more month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years and increase our burn rate to more aggressively pursue our markets.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. Traditionally, our peers have gone on to secure Series A funding for growth.

Indebtedness

- **Creditor:** Planet 9 Studios
  Amount Owed: $134,556.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  During 2020, the Company converted outstanding shareholder advances of $176,464 into a promissory note. The loan is non-interest bearing with a maturity date of December 31, 2021 and allows the Company to borrow additional proceeds up to $286,033. At January 31, 2021, shareholder loan outstanding was $144,816. The note is recorded at the present value of the future cash flows, utilizing an imputed interest of 8%, which equals $134,556. The difference between the present value and face value of the note is reflected as a contra-liability and is amortized to interest expense over the life of the note. The establishment of the contra-liability resulted in recording a gain of $25,175 during the year ended January 31, 2020. For the years ended January 31, 2021 and 2020, the Company recognized interest expense associated with amortization of imputed interest discount of $11,179 and $3,736, respectively.

- **Creditor:** David Colleen
  Amount Owed: $57,831.00
  Interest Rate: 0.0%
  During 2021 and 2020, cash was advanced to the company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2021, shareholder advances outstanding were $14,831. In 2021, David advanced another $43,000 to the company.

Related Party Transactions

Valuation

Pre-Money Valuation: $7,921,386.00

Valuation Details:

SapientX Inc. set its pre-money valuation of $7,921,386.20 based on a share price of

$0.65. Stock, at this price, was offered and sold in our prior Reg CF raise (thru Wefunder) beginning in 2020. This stock price was determined by our attorneys, Perkins Coie, in their fair market analysis, and it was subsequently approved by our Board.

Our earlier raises in 2018 (SeedInvest) and 2019 (Keiretsu Forum) were at a share price of $0.50 determined originally by SeedInvest based on their analysis of market norms and our 2017 Carta valuation. The share price was raised to $0.55 in July of 2019, but no shares were sold at that price.

There were two Carta valuations: in 2017, they determined a price of $0.154 ($0.77 in pre-stock split money), and in 2016, their valuation was $0.046 ($0.23 in pre-stock split money). Their valuations were based on:

The Carta valuation used a cost to re-create approach, which was then discounted to obtain the Fair Market Value (FMV). After the value of the Company was determined, it was allocated among the various share classes. The allocation approach used the Option Pricing Model (OPM). The OPM allocates a company's equity value among the various capital investors. The OPM takes into account the preferred shareholders' liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date.

To calculate the fair market value of Common Stock, the Black-Scholes Option Pricing Model was used. The Black-Scholes implementation of the Option Pricing Method treats the rights of holders of various classes of securities (preferred stock, common stock, warrants, and options) as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the Certificate of Incorporation, warrant and option agreements, and management's records of the numbers of securities outstanding as of the Valuation Date. The values of the breakpoints were calculated by reviewing:

■ The liquidation preferences of preferred stock (including seniority of any series of preferred stock);

■ The participation rights of preferred stock (including any caps on such participation);

■ The strike prices of warrants and options

The Black-Scholes Model requires a series of variables, including the: value of company, time to liquidity event, risk-free rate, and volatility.

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all preferred stock is converted to common stock; (ii) all outstanding options are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Web and trade show marketing

- *R&D*
  45.0%
  Pre-production work with our customers

- *Patent*
  6.5%
  Office action response for already filed patents

- *Sales*
  25.0%
  Direct sales and channel partner development

If we raise the over allotment amount of $4,177,800.90, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Patent*
  4.0%
  Filing of new patents and completion of already filed patents

- *Research & Development*
  25.0%
  Working with customers in pre-production

- *Operations*
  12.5%
  Development of server operations

- *Marketing*
  25.0%
  Web and tradeshow

- *Sales*
  30.0%
  Direst sales and channel partner development

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than May 31 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.sapientx.com/ (https://www.sapientx.com/investors/annual_report.html).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sapientx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a

part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SapientX Inc.

[See attached]



SAPIENTX, INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

January 31, 2022 and 2021

SAPIENTX, INC.

Years Ended January 31, 2022 and 2021

Table of Contents



F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
SapientX, Inc.

Opinion

We have audited the financial statements of SapientX, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of January 31, 2022 and 2021 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of SapientX, Inc. as of January 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SapientX, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated positive cashflows from operations and has incurred losses from inception, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SapientX, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SapientX, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SapientX, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
May 25, 2022

SAPIENTX, INC.
BALANCE SHEETS

January 31, 2022 and 2021

Assets

	2022	2021
Current assets		
Cash and cash equivalents	$ 5,445	$ 229,200
Accounts receivable	28,998	-
Escrow receivable	22,162	-
Prepaid expenses	1,674	455
Deferred offering costs	26,057	-
Total current assets	84,336	229,655
Property and equipment, net	10,823	-
Intangible assets, net	-	5,418
Total assets	$ 95,159	$ 235,073

Liabilities and Stockholders' Equity (Deficit)

	2022	2021
Current liabilities		
Accounts payable and accrued expenses	$ 35,829	$ 27,432
Note payable - related party, net	191,538	134,556
Advances - related party	69,831	14,831
Total current liabilities	297,198	176,819
Total liabilities	297,198	176,819
Commitments and contingencies	-	-
Stockholders' equity (deficit)		
Preferred stock Series Seed, $0.0001 par value, 815,750 shares authorized;		
815,750 shares issued and outstanding	82	82
Preferred stock Series Seed 1, $0.0001 par value, 90,000 shares authorized;		
90,000 shares issued and outstanding	9	9
Preferred stock Series Seed 2, $0.0001 par value, 1,670,000 shares authorized;		
1,280,998 and 975,672 shares issued and outstanding	129	98
Common stock, $0.0001 par value, 12,600,000 shares authorized;		
8,000,000 shares issued and outstanding	800	800
Additional paid-in capital	1,636,160	1,360,976
Shares to be Issued	32,162	-
Accumulated deficit	(1,871,381)	(1,303,711)
Total stockholders' equity (deficit)	(202,039)	58,254
Total liabilities and stockholders' equity (deficit)	$ 95,159	$ 235,073

See independent auditors' report and accompanying notes to the financial statements.

- 3 -

SAPIENTX, INC.
STATEMENTS OF OPERATIONS

Years Ended January 31, 2022 and 2021

	2022	2021
Sales	$ 38,998	$ -
Operating expenses		
Wages and related expense	189,760	129,472
Professional fees	133,264	51,751
Other operating expenses	110,093	110,458
Programming and development	88,254	81,661
General & administrative	62,185	24,101
Depreciation & amortization	7,717	1,000
Travel	3,762	-
Total operating expenses	595,035	398,443
Operating loss	(556,037)	(398,443)
Other expenses		
Interest expense	(11,633)	(11,179)
Net loss before income taxes	(567,670)	(409,622)
Provision for income taxes	-	-
Net loss	$ (567,670)	$ (409,622)

See independent auditors' report and accompanying notes to the financial statements.

- 4 -

SAPIENTX, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended January 31, 2022 and 2021

	Preferred Stock Series Seed		Preferred Stock Series Seed - 1		Preferred Stock Series Seed - 2		Common Stock		Additional Paid-In Capital	Shares to be Issued	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, January 31, 2020	815,750	$ 82	90,000	$ 9	-	$ -	8,000,000	$ 800	$ 699,866	$ -	$ (894,089)	$ (193,332)
Issuance of preferred stock for cash	-	-	-	-	975,672	98	-	-	571,691	-	-	571,789
Stock-based compensation	-	-	-	-	-	-	-	-	89,419	-	-	89,419
Net loss	-	-	-	-	-	-	-	-	-	-	(409,622)	(409,622)
Balance, January 31, 2021	815,750	82	90,000	9	975,672	98	8,000,000	800	1,360,976	-	(1,303,711)	58,254
Issuance of preferred stock for cash	-	-	-	-	305,326	31	-	-	170,977	-	-	171,008
Stock to be issued for preferred stock	-	-	-	-	-	-	-	-	-	32,162	-	32,162
Stock-based compensation	-	-	-	-	-	-	-	-	104,207	-	-	104,207
Net loss	-	-	-	-	-	-	-	-	-	-	(567,670)	(567,670)
Balance, January 31, 2022	815,750	$ 82	90,000	$ 9	1,280,998	$ 129	8,000,000	$ 800	$ 1,636,160	$ 32,162	$ (1,871,381)	$ (202,039)

SAPIENTX, INC.
STATEMENTS OF CASH FLOWS

Years Ended January 31, 2022 and 2021

		2022		2021
Cash flows from operating activities				
Net loss	$	(567,670)	$	(409,622)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Depreciation and amortization		7,717		1,000
Stock-based compensation		104,207		89,419
Amortization of imputed interest discount		10,260		11,179
Changes in operating assets and liabilities:				
(Increase) decrease in assets:				
Accounts receivable		(28,998)		-
Deferred offering costs		(16,057)		-
Prepaid expenses		(1,219)		(454)
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		8,397		(11,040)
Net cash used in operating activities		**(483,363)**		(319,518)
Cash flows from investing activities				
Purchase of property and equipment		(13,122)		-
Net cash used in investing activities		**(13,122)**		-
Cash flows from financing activities				
Proceeds from issuance of preferred stock		171,008		571,789
Proceeds on shareholder loan		270,722		87,136
Payments on shareholder loan		(224,000)		(118,784)
Proceeds from shareholder advance		55,000		-
Net cash provided by financing activities		**272,730**		540,141
Net increase (decrease) in cash and cash equivalents		(223,755)		220,623
Cash and cash equivalents at beginning of year		229,200		8,577
Cash and cash equivalents at end of year	$	5,445	$	229,200
Supplemental Disclosure				
Interest paid	$	-	$	-
Taxes paid	$	-	$	-
Supplemental Noncash Investing and Financing Activities				
Shares to be issued held in escrow	$	32,162	$	-

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of SapientX, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

SapientX, Inc. was incorporated on April 6, 2016 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform and works with or without an internet connection.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is January 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 as of January 31, 2022 and 2021, respectively.

As of January 31, 2022, all receivables were from one customer.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally three years for all assets.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on January 31, 2022 or 2021.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on January 31, 2022 and 2021.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on January 31, 2022 and 2021.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $26,733 and $6,806 for the years ended January 31, 2022 and 2021, respectively, recorded under the heading 'General & administrative' in the statements of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

- I. Identify the contract with a customer
- II. Identify the performance obligations in the contract
- III. Determine the transaction price
- IV. Allocate the transaction price to the performance obligations in the contract
- V. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily records revenue for services and licensing fees and recognizes revenue ratably over the service period, when the Company's performance obligation to deliver services have been achieved.

As of January 31, 2022, all revenue recognized was from two customers. As of January 31, 2021 there was no revenue recognized.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,871,381 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Intangible Assets

Intangible assets consist of the following on January 31:

	2022			2021	
Software	$	214,000	$		214,000
Trademark		10,000			10,000
		224,000			224,000
Accumulated amortization		(224,000)			(218,582)
Intangible assets, net	$	-	$		5,418

Amortization expense for the years ended January 31, 2022 and 2021 was $5,418 and $1,000, respectively.

Note 4 – Property and Equipment

Property and equipment consist of the following on January 31:

	2022	2021
Computer equipment	$ 13,122	$ -
Total	13,122	-
Accumulated depreciation	(2,299)	-
Property and equipment, net	$ 10,823	$ -

Depreciation expense for the years ended January 31, 2022 and 2021 was $2,299 and $0, respectively.

Note 5 – Notes Payable

Notes payable consisted of the following as of January 31:

	2022	2021
Note payable to a related party with an imputed interest rate of 8%. Note is unsecured and maturity date is December 31, 2022. Payment of principal and accrued interest due in full upon maturity.	$ 191,538	$ 134,556
Total notes payable	$ 191,538	$ 134,556

Future minimum payments for each of years ended January 31 are as follows:

2022	$ 191,538
2023	-
2024	-
2025	-
2026	-
Thereafter	-
	$ 191,538

During 2020, the Company converted outstanding shareholder advances of $176,464 into a promissory note. The loan is non-interest bearing with a maturity date of December 31, 2022 and allows the Company to borrow additional proceeds up to $286,033. At January 31, 2022 and 2021, shareholder loans outstanding were $191,538 and $144,816, respectively. The note is recorded at the present value of the future cash flows, utilizing an imputed interest of 8%, which equals $134,556 as of January 31, 2021. The difference between the present value and face value of the note is reflected as a contra-liability and is amortized to interest expense over the life of the note. For the years ended January 31, 2022 and 2021, the Company recognized interest expense associated with amortization of imputed interest discount of $10,260 and $11,179, respectively.

Note 6 – Common Stock

At both January 31, 2022 and 2021, the Company has 12,600,000, $0.0001 par value, shares of common stock authorized, with 8,000,000 shares issued and outstanding. There were no common stock transactions during the two years ending January 31, 2022.

Note 7 – Preferred Stock

The Company has 2,600,000, $0.0001 par value shares of preferred stock authorized at both January 31, 2022 and 2021. At January 31, 2022 and 2021, there were issued and outstanding preferred shares of 2,186,748 and 1,881,422, respectively.

The Company conducted an offering of its series seed preferred stock during the year ended January 31, 2022, issuing 305,326 shares of series seed -2 preferred stock for gross proceeds of $195,971. Direct costs associated with the offering, including brokerage and legal fees, totaled $24,963, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

Holders of series seed, series seed-1 and series seed-2 preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

Note 8 – Stock Options

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 10,000,000 shares of the Company's common stock, of which 2,000,000 were reserved for the issuance of stock options. During 2022 and 2021, the Company issued 280,000 and 311,000 stock options, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price ranging from $0.23 - $0.77 per share. The options vest ratably over four years from the date of grant.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding January 31, 2020	2,683,450	$ 0.23	2.49
Granted	311,000	0.23	-
Expired/Forfeited	(250,000)	0.23	-
Exercised	-	-	-
Outstanding January 31, 2021	2,744,450	$ 0.23	1.89
Granted	280,000	0.62	-
Expired/Forfeited	(426,900)	0.63	-
Exercised	-	-	-
Outstanding January 31, 2022	2,597,550	$ 0.66	1.83

The options issued were valued using the Black Scholes Merton pricing model, and resulted in share based compensation expense for vested portion of stock options issued of $104,207 and $89,419 as of January 31, 2022 and 2021, respectively, and was recorded under the heading 'Other operating expenses' in the statements of operations. At January 31, 2022, there is $206,065 of unrecognized stock-based compensation expense. The assumptions utilized in the calculation of the fair value of the stock options issued are as follows:

	2022	2021
Expected term	**2.5 years**	2.5 years
Stock price on grant date	**$0.64**	$0.23 - $0.77
Interest rate	**0.27% - 0.59%**	0.18% - 2.97%
Volatility	**69% - 74%**	54% - 64%
Dividend yield	**None**	None

Note 9 – Related Party Transactions

During 2022 and 2021, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2022 and 2021, shareholder advances outstanding were $69,831 and $14,831, respectively.

Note 10 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2019 are open for inspection. The Company is also required to file taxes in the State of California.

The Company currently has a tax net operating loss of approximately $1,629,752 for which it may receive future tax benefits. However, as of January 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $535,000 and the valuation allowance is $535,000 which nets to a deferred tax asset of $0 as of January 31, 2022. The deferred tax asset and valuation allowance as of January 31, 2021 is approximately $400,000 representing a change of $135,000 on the allowance from 2021 to 2022.

Note 11 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As

a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 12 – Subsequent Events

Management has evaluated subsequent events through May 25, 2022, which is the date these financial statements were available to be issued.

The Company issued 2,320,202 shares of Series Seed 2 Preferred Stock generating $1,485,970 of committed funds. Included in this amount, shares to be issued as of January 31, 2022, were issued and the related escrow receivable as of January 31, 2022, was received in full.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Main Campaign Video</u>

The story of human evolution is also the story of human language. The better we communicate, the more we evolve.

The next great evolutionary leap is communicating with machines.

For the most part, it's not going too well.

Speaking to voice assistants is clunky, awkward, and sometimes not even worth it.

That all changes with SapientX.

We built a digital brain that allows voice assistants to understand and respond to natural human conversation. We believe voice technology only truly works if you speak to it like a friend.

SapientX has the highest conversational accuracy at up to 99%. It runs offline, allowing us to keep data local where it's safest. And we're unique in that we don't collect private information or sell it to third parties.

SapientX speaks 40 languages and dialects, making our potential market 5.5 billion people.

A.I. companies typically yield twice the return for their investors over other tech startups. An early version of our software was used in Outfit 7's Talking Angela app, a virtual pet, leading to their $1 billion exit. Apple, Microsoft, and Samsung have all acquired companies similar to SapientX with an average exit of $2.3 billion.

Since closing our first funding in 2018, we've built over 20 prototypes with top companies like Yamaha, NEC, Amazon and Mitsubishi, and this is just the beginning.

Invest in SapientX and together we can build the first generation of machines that people actually enjoy talking to.

<u>Overview Section Video</u>

Okay. Good afternoon. Welcome back. How's your day going?

Great. How's it going?

Okay, great. What should I call you?

David.

Nice to meet you, David. I'm Mia.

My wife would like it warm.

Okay. Here's some heat.

Play Orbital.

[Music]

Show me the nearest Starbucks.

I couldn't find anything nearby. Shall I expand my search?

Yes.

Here you go.

I see a battery symbol light on my dashboard.

Does it look like this? If so, that's a charging system warning light. Park your vehicle in a safe place, and stop the engine. Contact your Mitsubishi motors dealer or a repair facility of your choice for assistance.

Do I have any scheduled maintenance coming up?

It's time for your 12,000 mile service checkup. Would you like me to schedule an appointment for you?

Yes.

 Alright, you have an opening next Tuesday at 2 p.m.

Shall I set the appointment for you then?

Yes, please.

Okay, your appointment has been made, and I added it to your calendar.

I can't move the shifter lever.

Shift the selector lever while pressing the brake pedal. Check that the ignition switch or the operation mode isn't on.

Do you use Facebook?

Yes, of course.

I have my own page at SapientX.

Are you a digital assistant?

Well, yes in that I'm here to serve you.

Do you like Siri?

We are sisters, but let's put it this way. When we ran races as kids, she always lost.

What do you think of Alexa?

I have a hard time talking to her. She keeps saying I don't know what to say.

Is Cortana any good?

I don't really know her. Is she Clippy's cousin?

What about Google assistant?

Google's great at selling advertising.

I hate you.

Are you okay?

I hate you.

Are you okay to drive?

I hate you.

I really think you should pull over and calm down before you continue driving.

I love you.

Back at you.

The Solution Section Video

Hi Zia. How's it going today?

Great, thanks.

Are you real?

Well, if you mean real good, I would say yes.

[Audio in foreign languages.]

Why Invest Video

Good morning, David. Are we going to your first appointment at Mitsubishi?

Yes. May I have some defogger?

Do you want the front rear or both turned on?

Both please. How's the traffic today?

Okay, I've turned both on. Traffic is light today, so we should arrive about 10 minutes early.

That's great. Can you move my seat forward?

Okay, is that enough?

That's great. Thank you.

You're welcome.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "SAPIENTX INC.", FILED IN

THIS OFFICE ON THE TWENTY-SECOND DAY OF NOVEMBER, A.D. 2021, AT

12:56 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



6009350 8100
SR# 20213866273

Authentication: 204761635
Date: 11-22-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:56 PM 11/22/2021
FILED 12:56 PM 11/22/2021
SR 20213866273 - File Number 6009350

SAPIENTX INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SapientX Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is SapientX Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on April 6, 2016 under the name SapientX Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 22nd day of November, 2021.

By: */s/ David Colleen*
David Colleen, CEO

153042746.4

SAPIENTX INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is SapientX Inc. (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 8 The Green, Ste A, in the City of Dover, County of Kent, State of Delaware 19901. The name of its registered agent at such address is A Registered Agent, Inc. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "*Restated Certificate*"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding:

(a)   the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four director(s) of the Corporation;

(b)   the stockholders shall elect, by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, one independent director (i.e., an individual who at the time of his first election as a director is not (i) an employee or a holder of Common Stock of the Company, (ii) a Family Member or Personal Friend of an employee or a holder of Common Stock of the Company, or (iii) an employee of a Person Controlled by an employee or a holder of Common Stock of the Company); and

(c)   any additional directors shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Family Member***" means, with respect to any individual, such individual's parents, spouse, and descendants (whether natural or adopted) and any trust or other vehicle formed for the benefit of, and controlled by, such individual and/or any one or more of them.

"***Personal Friend***" means, with respect to any individual, an individual with whom such individual has a pre-existing relationship extending beyond a relationship related to that individual's business or professional activities.

"*Control*" (including with correlative meaning, "*Controlled by*") means (i) with respect to a Person that is a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the voting rights attributable to the shares of capital stock of that company or corporation and more than 50% of all capital stock of that company or corporation; (ii) with respect to a Person that is not a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the equity capital of that person and the power to direct or cause the direction of its management and policies. "*Person*" means any individual, corporation, partnership, limited liability company, trust or other entity.

"*Original Issue Price*" means $0.50 per share for the Series Seed Preferred Stock, $0.5547 per share for the Series Seed-1 Preferred Stock, $0.64184 per share for the Series Seed-2 Preferred Stock and $0.65000 per share for the Series Seed-3 Preferred Stock.

"*Requisite Holders*" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is twenty-seven million six hundred fourteen thousand one hundred thirty-five (27,614,135) consisting of (a) nineteen million (19,000,000) shares of Common Stock, par value $0.0001 per share and (b) eight million six hundred fourteen thousand one hundred thirty-five (8,614,135) shares of Preferred Stock, par value $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, eight hundred fifteen thousand seven hundred fifty (815,750) shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*," ninety thousand (90,000) shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed-1 Preferred Stock*," one million two hundred eighty thousand nine hundred ninety-eight (1,280,998) shares of Preferred Stock of the Corporation are hereby designated "*Series Seed-2 Preferred Stock*," and six million four hundred twenty-seven thousand three hundred eighty-seven (6,427,387) shares of Preferred Stock of the Corporation are hereby designated "*Series Seed-3 Preferred Stock*", and together with the Series Seed Preferred Stock, Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock, the "*Preferred Stock*."

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A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the

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Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Voting.**

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

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(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at

the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared

but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 <u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of

Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 <u>Adjustments for Other Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other</u> <u>than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later

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than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on

153042746.4

such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5.   **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7.   **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such

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exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide.

ARTICLE IX: DIRECTOR LIABILITY.

A.   **LIMITATION.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   **INDEMNIFICATION.** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   **MODIFICATION.** Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

153042746.4




SapientX
A.I. software that gives a voice and intelligence to products.

We have created a voice assistant powered by AI (artificial intelligence) that can interact with users as if it were their best friend. Today, we are working with companies that make cars, appliances, smart home devices and vending machines to voice-enable a new generation of products.

⊕ Website   ⊙ Santa Cruz, CA

SOFTWARE & SERVICES   AI

$1,570,895 raised ⓘ
$1,230,073 previously crowdfunded ⓘ

2,061 Investors	$7.92M Valuation
$0.65 Price per Share	$100.75 Min. Investment
Preferred Shares Offered	Equity Offering Type
$4.18M Offering Max	⏱ 3 Days Left

Closing in 3 days ⓘ

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 40 | Comments   ♡ Follow

Reasons to Invest

- Our voice technology has high conversational accuracy at up to 99%. Siri and Alexa are only 75% and 72.5% respectively (ZDnet).
- Our voice technology has high conversational accuracy at up to 99%. Siri and Alexa are only 75% and 72.5% respectively (ZDnet).
- Our assistants speak 40 languages and dialects allowing us to reach 5.5 billion potential users, and we can run with or without the Internet.
- The software is complete, with prototypes delivered to Mitsubishi, Yamaha, Murakami, NEC, Haier, KTM and 20+ more.

SapientX Is Building the Next Generation of AI Voice Assistants

As A.I. technologists, we were initially excited when Siri and then Alexa first came out, but ultimately felt disappointed by their limitations. We realized that we could offer an alternative AI product that allows you to talk to your technology products as if you were talking with your best friend.

Our products understand up to 99% of requests, speak 40 languages, work both on and offline, and they protect user data. Companies we work with range from auto and motorcycle companies to companies that offer digital signage, teleconferencing systems, vending machines, and more.



Mia is a prototype assistant developed for Mitsubishi. It is not currently available on the market.

THE PROBLEM

Today's Voice Assistants Fall Short

Current voice systems have surprisingly low accuracy, requiring users to learn specific commands to communicate. Most only speak a few languages, limiting the users they can reach.

Most current voice systems also need high-powered servers and an internet connection to run. In addition, they profile their users and sell sensitive data.



THE SOLUTION

A More Accurate, User-Friendly Voice System



Nara assistant prototype for NEC. It is not currently available on the market.

We started SapientX to make using your voice assistant as easy as talking to your best friend. Our conversational interface needs no user training, functions with or without an internet connection, and never sells user data.

SapientX speaks 40 languages, making technology accessible to more users than ever.



Rewards
Get rewarded for investing more into SapientX:

$500+
Get rewarded for investing more into SapientX.

$500+ Investment
Tier 1
Beta Access - Join our test team for early access to our Zia multi-languages assistant and get a copy of our team t-shirt.

$1,000+ Investment
Tier 2
Previous Tier + a custom SapientX leather key fob from Etsy made for us in Canada.

$2,500+ Investment
Tier 3
Previous Tier + a quarterly update call with the founder David Colleen, CEO.

$5,000+ Investment
Tier 4
Previous Tier + an invitation to a picnic lunch at FlipJack Ranch (www.flipjackranch.com) in the Santa Cruz Mountains with David Colleen. David will autograph your t-shirt if you're not careful.

Tier 5
Previous Tier + a full day at Flipjack Ranch with founder David Colleen to discuss product ideas and the design of voice systems for Fortune 500 customers. The day will wind up with a farm-to-table dinner at the camp ring.

Zia languages demonstrator.

THE MARKET

The Fast-Growing Future of Technology

The voice AI market is growing by leaps and bounds. The voice AI market is expected to reach $31.82 billion by 2025, with a CAGR of 17.2%.

This is a highly active M&A environment. Our peers have been acquired by companies such as Apple, Microsoft and Samsung.


Anticipated
$31.82B
Voice AI market
by 2025
Our peers have been acquired by companies such as
SAMSUNG
Microsoft

OUR TRACTION

Award-Winning Software and Prominent Customers

Our first big customer, Mitsubishi Motors, challenged us to build the Mia voice assistant prototype when they were exploring adding a voice assistant to their vehicles for their next generation of Outlander SUVs. We also created an automotive prototype for LG, a supplier for the dash screens used by Tesla.

Previous versions of our technology have been used by our co-founder Bruce Wilcox to win the Loebner Prize four times.


MITSUBISHI
MOTORS
Challenged us to build the Mia voice assistant for their next generation of Outlander SUVs

In 2018, we closed our first seed investment round and began work with companies such as Samsung, KTM, Zero electric motorcycles and Magneti Marelli, formerly a division of Fiat Chrysler. In 2019, we prototyped with Volvo, Yamaha, NEC and Indian Motorcycles.


In 2018, we began work with companies such as
SAMSUNG
KTM
ZERO
MOTORCYCLES
MAGNETI MARELLI
In 2019, we prototyped with Volvo, Yamaha, NEC and Indian Motorcycles.

While Covid-19 offered some challenges, we also found new opportunities. Our new Telecaster Teleconferencing system lets us bring our assistants to Zoom, WebEx, and other video conferencing systems. We are also working with vending machine companies to add a touch-free voice and avatar interface for their customers.

In November, we demonstrated our integration with Unreal's new Meta-Human game system. This allowed us to display conversational characters at life-size in high resolution. In September, our RayGun Studio authoring tool reached beta user testing. This summer, we released the Zia assistant for Beta testing in English, Chinese, Spanish, and Japanese.

We hope to begin shipping our software in our customers' products beginning in 2022.

WHAT WE DO

We Make Things Talk

Our AI voice system solution is designed for rapid prototyping and flexible integration. We run on or offline, in text or voice, and with or without an avatar. We use best-of-breed third-party technologies such as Spotify, TomTom, Wikipedia, MapBox, and Google Maps.

Our target applications include cars, motorcycles, and a wide range of other consumer products. We deliver white-label solutions tailored to meet our customer's needs and tools designed to have them maintain and extend the voice system over time.


Designed for rapid prototyping and flexible integration


WHITE LABEL
WORKS OFFLINE
EFFICIENT

Images used in this graphic are of the prototype software. Software is not currently available on the market.

THE BUSINESS MODEL

Custom Voice Assistants Across Industries

We adapt our revenue model to the norms of the industries that we work in.

For example, with cars, this means paid or unpaid prototyping and user testing leading to per unit software sales along with yearly, recurring maintenance, and support contracts.

Sample Pricing:

- **Cars & Trucks - $20/vehicle + $5 yearly maint. + support.**
- **Motorcycles - $10/motorcycle + $5 yearly maint. + support**


Sample Pricing
Cars & Trucks
$20
per vehicle
+
$5
Yearly Maint.
+
Support
Motorcycles
$10
per motorcycle
+
$5
Yearly Maint.
+
Support

HOW WE ARE DIFFERENT

Accuracy, Security, and Fluency

We offer higher accuracy, user data security, 40 languages and we can run on almost any platform.

When dozens of companies told us that they would use our software in their products if it spoke Japanese or German or Chinese, we knew that we had to take up this challenge in order to grow.

We decided to do what seemed impossible and develop support for not just a few languages but a total of 40 global languages and dialects allowing us to reach **5.5 billion potential users**.


MORE ACCURATE
USER DATA SECURITY
40 GLOBAL LANGUAGES
EFFICIENT
5.5 Billion
Potential Users

THE VISION

Expanding What Voice Assistants Can Do


Expanding What Voice Assistants Can Do

SapientX is one of the few products built from the ground up to support natural human interaction, replacing older command-based systems. We believe many new products will use a conversational interface, changing the standard for voice systems.

This is already a large market and growing rapidly. A number of our peers have been acquired by larger players. We believe that the best way to reach the most users may be by joining a larger company with an established sales pipeline.





One of the few products built from the ground up to support natural human interaction

Field testing our system in a Chrysler Pacifica van for Magneti Marelli.

OUR LEADERSHIP

Experienced Friends Brought Together by a Common Vision

SapientX was founded by longtime friends, David Colleen, Bruce Wilcox, and Maclen Marvit, who wanted to go beyond the keyword-based chatbots used by voicemail systems to make a voice technology that could interact with users naturally like they were talking to their best friend.

From there, we assembled a team of passionate AI scientists, software developers, and world-class animators. Together, we are well-equipped to bring our vision of a better voice system to life.



David Colleen
Co-Founder, CEO & Chairman

Bruce Wilcox
Co-Founder

Ghulam Nasir
CTO

WHY INVEST

Help AI Voice Systems Reach Their Fullest Potential



Images used in this graphic are of the prototype software. Software is not currently available on the market.

With strong established relationships with Fortune 500 companies' in a fast-growing, multi-billion dollar industry, and a product that has higher accuracy, security and accessibility, we believe we are the future of voice assistants.

We have everyone we need except for one last person: you. Join our team as an investor and share with us this thrilling ride as we climb taller peaks and change the future of AI voice systems.

Thanks for choosing us!



Images used in this graphic are of the prototype software. Software is not currently available on the market.

SapientX 17b Disclosure

SapientX Formed — April 2016
SapientX formed as a subsidiary of PPS. AI technology transferred to SapientX.

SapientX Mobile — May 2016
SapientX is available on iOS, Android and in web browsers

SapientX Auto — February 2017
First showing of our automotive platform

Mitsubishi Mia Beta — July 2018
An assistant for the Mitsubishi Outlander SUV

Magneti Marelli Maiya — July 2019
An assistant for the Chrysler Pacifica van

RayGun Studio Alpha — August 2020
Conversation development tools for non-technical users

Telecaster Alpha — March 2020
An assistant that can run inside of Zoom and WebEx.

RayGun Studio Beta — August 2021
RayGun Studio goes into customer testing

Unity SDK Alpha — September 2021
A tool integration with the most popular game engine.

Unreal SDK Alpha — November 2021
Integration with the same game engine used by Fortnite and the Meta-humans.

Launched on StartEngine — December 2021
Now YOU can own a part of our company!

Visteon Via Prototype — January 2022 (ANTICIPATED)
A new assistant for the largest US auto parts maker.

In the Press



SHOW MORE

Meet Our Team



David Colleen
CEO & Chairman

David Colleen, CEO, likes to build things. He's an AI and VR entrepreneur. He studied architecture and business at Cornell and has been running companies for 30 years. Previously, he founded Planet 9 Studios, and he helped Matterport launch their products and attract their first customers. During this time, he has developed customer relationships with 17 Fortune 100 companies. (FT)





Bruce Wilcox
Founder

Bruce Wilcox has deep experience in A.I., having won the Loebner Prize 4 times in a yearly chatbot competition. He has worked in A.I. for Fujitsu, 3DO, and Amazon where he co-wrote patents on motion control and gesture interfaces. Prior to SapientX, Bruce used an earlier version of our technology to power the Talking Angela app (a virtual pet) leading to 65 million downloads and a $1B exit for game company Outfit7! (PT)





Maclen Marvit
Founder & Advisor

Maclen is an actual rocket scientist having worked at NASA and Blue Origin. He lives to lead talented engineers to build world beating products. (PT)





Nasir Kahn
CTO

Nasir is a full stack software developer that began his career in the game industry. He started advising our team in 2016 and actively began to develop software with us in 2020. In 2021, he assumed the role of CTO due to his strong engineering skills and team leadership.





David Urbanic
Sales & Strategic Partnerships Manager

David joined SapientX in 2019, and he has deep experience in technical sales and marketing. David listens to customers. He began his career managing developer support at Borland and went on to build the original customer service team at Netflix. He was part of the LivePicture team with John Sculley and Eric Chen. David founded and funded Zoomify, successfully licensing their technology to companies such as Adobe with sales in dozens of markets and in over 100 countries. (FT)





Emily Troutner
Marketing Manager

Emily was part of Intel's senior team and has worked at Stanford Medical. (PT)





Nick Ushio
Business Development

Nick has deep experience in sales and was part of the senior teams at Panasonic and Mitsubishi. (PT)





Hira Daud
Senior Engineer

Hira Daud has a great passion for engineering mobile systems. She is a full stack developer and is at home in developing applications for Android, iOS and HTML5. (PT)





Boris Blosse
Character Animation Engineer

Boris leads our avatar developers. He has deep experience in all things 3D, and he worked with Dave Arendash at Accenture. (PT)





Xingxin Ma
Embedded Systems Engineer (Consultant)

Xingxin is an automotive systems engineer and worked with Geely (Volvo) and Rivian before joining us. (She is currently on leave.)





Shree Sarkaran
A.I. Engineer

Shree is a machine learning specialist (FT).





Chris Toukmaji
Junior Engineer

Chris heads our conversational A.I. engineering. (PT)





Conrad Pereira
Software Engineer R&D Intern

Conrad's focus is in using machine learning for transcription and summerization. (PT)





Patricia E. Glovsky
Board Member

Pattis ia a Managing Partner & Founder at Polygon Capital and a Principal at Eaton Square. She's a FINRA licensed broker-dealer.





Robert Blair
Board Member

Over 35 years of global executive & operating experience - including CEO, CFO, General Manager, Sales, Mktg, Biz Dev, R/D in Technology related businesses. Former CEO of LSI Logic Europe and Sales at Maserati.





Drue Freeman
Board Member

Former SVP of NXP Semiconductors focused on the auto industry. Today, he is a senior member of San Hill Angels, and he advises a number of startups.





Dave Lorenzini
Advisor - Business Development

AR & VR consultant and former head of business development for Google Earth.





David Apgar
Advisor - Finance

David is the Director of Venture Funding at Santa Cruz County Bank. He has acted as interim CFO for many startups including SapientX.



Offering Summary

Company :	SapientX Inc.
Corporate Address :	4600 Smith Grade Road, Santa Cruz, CA 95060
Offering Minimum :	$9,999.60
Offering Maximum :	$4,177,800.90
Minimum Investment Amount (per investor) :	$100.75

Terms

Offering Type :	Equity
Security Name :	Series Seed-3 Preferred Stock
Minimum Number of Shares Offered :	15,384
Maximum Number of Shares Offered :	6,427,386
Price per Share :	$0.65
Pre-Money Valuation :	$7,921,386.00

Investment Incentives*

$500+ | Tier 1

Beta Access - Join our test team for early access to our Sage multi-languages assistant and get a copy of our team t-shirt.

$1,000+ | Tier 2

Previous Tier + a custom SapientX leather key fob from Etsy made for us in Canada.

$2,500+ | Tier 3

Previous Tier + a quarterly update call with the founder David Colleen, CEO.

$5,000+ | Tier 4

Previous Tier + an invitation to a picnic lunch at FlipJack Ranch (www.flipjackranch.com) in the Santa Cruz Mountains with David Colleen. David will autograph your t-shirt if you're not careful.

$10,000+ | Tier 5

Previous Tier + a full day at Flipjack Ranch with founder David Colleen to discuss product ideas and the design of voice systems for Fortune 500 customers. The day will wind up with a farm-to-table dinner at the camp ring.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

It's Webinar Day!

1 day ago


REGISTER TODAY
YOU'RE INVITED TO OUR
PRODUCT DEMO WEBINAR
MAY 26TH, 2022
2:00 PM PST
SAPIENTX

Hello SapientX Community,

It's Webinar Day!

According to CB Insights' Industry Analyst Consensus, the metaverse could represent a $1T market by the end of the decade. https://www.cbinsights.com/research/metaverse-market-map/

David Colleen, SapientX's CEO and Co-Founder, launched the 3D Metaverse and Planet 9 Studios in 1995 and began developing AI-powered, conversational characters in 2003. He has extensive experience in the AI and VR industries. SapientX has created voice-enabled assistants that can assist you in your daily activities in both the physical and metaverse worlds as a result of his groundbreaking work.

Our voice-enabled AI technology has a conversational accuracy rate of up to 99 percent, and our assistants speak 40 different languages and dialects, allowing SapientX to reach 5.5 billion potential users. We can also function with or without the Internet!

Join us today May 26, 2022, for this exclusive event! You can register here.

Learn why your best investment in the physical and metaverse world could very well be SapientX, thanks to their game-changing Voice Enabling AI technology.

Join the journey to $2M on StartEngine! If you're on the fence about investing, I recommend you attend this FREE webinar.

Warmly,
David Colleen
CEO & Co-Founder

24 Hours Left to Register for our Product Demo Webinar

2 days ago


1 DAY LEFT TO REGISTER
YOU'RE INVITED TO OUR
PRODUCT DEMO WEBINAR
MAY 26TH, 2022
2:00 PM PST
SAPIENTX

Hello SapientX Community,

One day left to register!

According to CB Insights' Industry Analyst Consensus, the metaverse could represent a $1T market by the end of the decade. https://www.cbinsights.com/research/metaverse-market-map/

David Colleen, SapientX's CEO and Co-Founder, launched the 3D Metaverse and Planet 9 Studios in 1995 and began developing AI-powered, conversational characters in 2003. He has extensive experience in the AI and VR industries. SapientX has created voice-enabled assistants that can assist you in your daily activities in both the physical and metaverse worlds as a result of his groundbreaking work.

Our voice-enabled AI technology has a conversational accuracy rate of up to 99 percent, and our assistants speak 40 different languages and dialects, allowing SapientX to reach 5.5 billion potential users. We can also function with or without the Internet!

Join us tomorrow May 26, 2022, for this exclusive event! You can register here.

Learn why your best investment in the physical and metaverse world could very well be SapientX, thanks to their game-changing Voice Enabling AI technology.

Join the journey to $2M on StartEngine! If you're on the fence about investing, I recommend you attend this FREE webinar.

Warmly,
David Colleen
CEO & Co-Founder

Thank You to 2,000 Investors!

4 days ago



Today, we had our 2,000th StartEngine investor join the SapientX team. We are pleased and appreciative of your support. Thank you. David

Join us on May 26 for Product Demo Webinar.

7 days ago


LESS THAN 2 WEEKS LEFT TO REGISTER
YOU'RE INVITED TO OUR
PRODUCT DEMO WEBINAR
MAY 26TH, 2022
2:00 PM PST
SAPIENTX

Hello SapientX Community,

Using A.I. to Bring a Voice & Intelligence to the Metaverse

The metaverse could represent a $1T market by the end of the decade, according to CB Insights' Industry Analyst Consensus: https://www.cbinsights.com/research/metaverse-market-map/

David Colleen, SapientX's CEO & Co-founder, is a serial AI and VR entrepreneur, who founded 3D Metaverse and Planet 9 Studios (1995) and began building AI-powered conversational characters in 2003. His pioneering experience helped lead to the development of SapientX's voice-enabling AI today that could help navigate your daily life in the physical and metaverse worlds.

SapientX can reach 5.5 billion potential users with our voice-enabling AI technology, which has a conversational accuracy rate of up to 99 percent, and our assistants speak 40 different languages and dialects. We can also operate with or without the Internet!

Join us on May 26 for this exclusive event! You can register here.

Learn why your best investment in the physical and metaverse world could very well be SapientX, thanks to their game-changing Voice Enabling AI technology.

Become a part of our mission to $1.5M on StartEngine! If you're on the fence about investing, I recommend you attend this FREE webinar.

Warmly,
David Colleen
CEO & Co-Founder

SapientX reaches $1.5M Milestone on StartEngine

8 days ago


SAPIENT X
$1.5 MILLION
RAISED
INVEST NOW ON start engine

Hello SapientX Community,

SapientX reaches $1.5M Milestone on StartEngine

We are ecstatic to announce we have reached our first **$1.5M+** in investments!

Our investors are the best. Thank you so much for supporting the SapientX vision and helping us to reach our financial goals. We are working hard to be worthy of your investment.

Intelligent, interactive, **human-like avatars and revolutionary interactive speech** are among the many AI-enabled innovations developed here at SapientX. Avatars that can converse with the user like a best friend and - even more impressively – they can learn from the user's voice data and needs.

Seeing so many people across the country rally around our **Voice Enabling AI technology** shows that we're on the verge of becoming a major player in a wide range of industries.

On a personal note, several of you have doubled down by writing me with offers to make business connections for us. Extending our network and exposing us to potential customers or partners is super helpful to a startup. You can always contact me via the link on our website. I respond to all emails personally.

We're overwhelmed by your generosity, and we hope you'll stick around to see how far we can take this historic raise!

We encourage all previous investors to reinvest and learn more on StartEngine!

Warmly,
David Colleen
CEO & Co-Founder

SapientX exhibiting Next Gen Voice AI, TechCrunch Mobility 2022 Event!

10 days ago


Key Techno
Visteon

Hello SapientX Community,

See our next generation of VOICE AI Dashboard at the TechCrunch Mobility 2022 Event, from May 18-19, in Booth #SB2.

We invite you to stop by and view our latest virtual automotive assistants at the TechCrunch Mobility 2022 Event in San Mateo, California, in Silicon Valley on May 18-19, 2022.

Click here to purchase tickets for the event!

(https://techcrunch.com/events/tc-sessions-mobility-2022/)

Be on the lookout for booth #SB2!

We can't wait to show you the next generation of AI Voice Assistants for automobiles!

At SapientX, we offer an alternative AI voice system that allows you to smoothly chat with your technology products as if you were talking to your best friend!

Our products understand up to 99% of requests, speak 40 languages, work both on and offline, and carefully protect the user's data.

We're making friends all over: some of the companies we partner with a range from world-famous auto and motorcycle companies to companies that offer digital signage, teleconferencing systems, vending machines, and more.

What are you waiting for? Join SapientX as an early shareholder today on StartEngine, and we hope to see you at the show!

Warmly,

David Colleen

CEO & Co-Founder

SapientX @ AWE Sneak Peak!

11 days ago

In two weeks, we will be exhibiting at AWE, the biggest show of the year for AR, VR and Metaverse developers. At the show, we will be demonstrating how our voice software can power NPC's (non player characters) in games and other metaverse application. The scene below shows Xander and his two lady friends Blade and Kitten in an off the shelf game level. All three characters demonstrate how our system works with any standard game character to add conversational abilities and human-like animation. Xander is an Epic Meta-Human, Blade is a stock UE4 character and Kitten was made in Maya, purchased on Turbosquid and inserted into this Unreal game level. Nice... hunh? We think our friends at AWE will think so too. If you can come to the show... write me for a 20% ticket discount. Cheers. DC



We will be Attending the TechCrunch Mobility 2022 Event!

14 days ago

Hello SapientX Community,

We will be attending the TechCrunch Mobility 2022 Event, from May 18-19, in Booth #SB2.

We invite you to stop by and view our latest virtual automotive assistants at the **TechCrunch Mobility** 2022 Event at San Mateo, California, in Silicon Valley on **May 18-19, 2022.**

Click here to purchase tickets for the event!
(https://techcrunch.com/events/tc-sessions-mobility-2022/)

Be on the lookout for booth #SB2!

We can't wait to show you the next generation of AI Voice Assistants for automobiles!

At SapientX, we offer an alternative AI voice system that allows you to smoothly chat with your technology products as if you were talking to your best friend!

Our products understand up to 99% of requests, speak 40 languages, work both on and offline, and carefully protect the user's data.

We're making friends all over: some of the companies we partner with range from world-famous auto and motorcycle companies to companies that offer digital signage, teleconferencing systems, vending machines, and more.

What are you waiting for? Join SapientX as an early shareholder today on StartEngine, and we hope to see you at the show!

Warmly,
David Colleen
CEO & Co-Founder

Join us tomorrow for a free "fireside chat" with Barney Stacher!

15 days ago

Hello SapientX Community,

The digital advertising market is expected to be $27.8 Billion in the US alone by 2026. Learn how investing in SapientX can help us add Voice AI and avatars to a new generation of highly personalized brand ambassadors for ad campaigns.

Join us for a "fireside chat" with Barney Stacher, of Stacher & Stacher, New York advertising and branding firm, and David Colleen, SapientX's CEO. Discover how Fortune 500 firms will

utilize conversational, conversational speech AI to communicate with clients in their worldwide marketplaces and provide them with personalized attention, as if they were their best friends.

In one day, join Barney and David on **May 13th, at 2:00 PM Pacific Time**, for their exclusive webinar about digital advertising trends using Voice AI and answer your investment questions.

We're looking forward to you joining us, you don't want to miss this exclusive event! You may register here

Become a part of our mission to $1.5M on StartEngine! If you're on the fence about investing, I recommend you attend this FREE webinar.

Warmly,
David Colleen
CEO & Founder

Join us for a free "fireside chat" with Barney Stacher!

21 days ago



Hello SapientX Community,

The digital advertising market is expected to be $27.8 Billion in the US alone by 2026.

Learn how investing in SapientX can help us add Voice AI and avatars to a new generation of highly personalized brand ambassadors for ad campaigns.

Join us for a "fireside chat" with Barney Stacher, of Stacher & Stacher, New York advertising and branding firm, and David Colleen, SapientX's CEO. Learn how and why Fortune 500 companies will use friendly, conversational voice AI to interact with customers in their global markets, while giving them personal attention, like a best friend.

In one week join Barney and David on **May 13th, at 2:00 PM Pacific Time**, for their exclusive webinar about digital advertising trends using Voice AI and answer your investment questions.

You may register here!

We are so close to $1.5M on StartEngine! If you're on the fence about investing, I recommend you attend this FREE webinar.

Warmly,

David Colleen

CEO & Co-Founder

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Juan Jackson 3 INVESTMENTS 5 months ago 📌 Pinned by Company

Now that I'm all caught up on all of the quarterly updates! I'm still excited about the direction of the company. So, therefore, I've increased my investment, and I'm riding with Sapien X until the wheels fall off!

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Kyle Sperber SE OWNER 68 INVESTMENTS 5 months ago 📌 Pinned by Company

So since the "software is complete, with prototypes delivered to Mitsubishi, Yamaha, Murakami, NEC, Haier, KTM and 20+ more" as you state above.... are you simply awaiting licensing of the software from one or more of those companies? I guess I am confused what the plan is here or when you begin making money on the product?

Are you hoping to license this to multiple companies who will integrate the AI in their existing software or exclusively use your avatar, etc (maintain YOUR brand)? Or are you looking to simply be acquired by one of those major vendors and return capital to yourself and investors? The offering makes it seem like the model is a licensing route with recurring revenue, while the video seems to be looking towards acquisition.